SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 4)




                    MARVEL ENTERPRISES, INC.
     -------------------------------------------------------
                        (Name of Issuer)


             Common Stock, par value $.01 per share
     -------------------------------------------------------
                 (Title of Class of Securities)


                            57383M108
     -------------------------------------------------------
                         (CUSIP Number)


                        December 31, 1999
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /   /     Rule 13d-1(b)
     / X /     Rule 13d-1(c)
     /   /     Rule 13d-1(d)



CUSIP No. 57383M108          13G/A


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Value Partners, Ltd., 75-2291866

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /  /
                                                                 (b)  /  /
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

  NUMBER OF       5     SOLE VOTING POWER                4,330,214
    SHARES
 BENEFICIALLY     6     SHARED VOTING POWER              0**
   OWNED BY
     EACH         7     SOLE DISPOSITIVE POWER           4,330,214
  REPORTING
 PERSON WITH      8     SHARED DISPOSITIVE POWER         0**

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,330,214**

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*
                                                                 /   /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       12.9%

 12    TYPE OF REPORTING PERSON*

       PN


     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.




CUSIP No. 57383M108          13G/A


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Ewing & Partners, 75-2741747

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /  /
                                                                  (b)  /  /
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

  NUMBER OF     5     SOLE VOTING POWER              0
   SHARES
BENEFICIALLY    6     SHARED VOTING POWER            0**
  OWNED BY
    EACH        7     SOLE DISPOSITIVE POWER         0
  REPORTING
 PERSON WITH    8     SHARED DISPOSITIVE POWER       0**

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0**

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*
                                                                 /   /
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%**

 12    TYPE OF REPORTING PERSON*

       PN


     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.




CUSIP No. 57383M108          13G/A


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Timothy G. Ewing

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /   /
                                                                (b)  /   /
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

  NUMBER OF     5     SOLE VOTING POWER            1,990
   SHARES
BENEFICIALLY    6     SHARED VOTING POWER          0**
  OWNED BY
    EACH        7     SOLE DISPOSITIVE POWER       1,990
  REPORTING
 PERSON WITH    8     SHARED DISPOSITIVE POWER     0**

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,990**

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 /   /
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%**

 12    TYPE OF REPORTING PERSON*

       IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.



                      AMENDMENT NO. 4 TO SCHEDULE 13G

     This Amendment No. 4 to Schedule 13G (this "Amendment") is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing, the managing general partner of Ewing & Partners, as an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc. (the "Company") as filed with the Securities and Exchange Commission (the "Commission") on October 9, 1998 and as amended from time to time since such date to the date hereof (the "Statement").

1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          387 Park Avenue South
          New York, New York  10016

ITEM 4    OWNERSHIP.

          Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

          See Items 5 through 11 on page 2 for Value Partners, page 3 for Ewing & Partners and page 4 for Mr. Ewing.

          On November 1, 1999, Value Partners acquired 800,000 shares of the Company's Preferred Stock ("Preferred Stock"). Additionally, on April 5, 1999, July 1, 1999 and October 1, 1999, Value Partners received 12,318, 12,565 and 12,816 shares of Preferred Stock, respectively, as dividend payments. Consequently, as of December 31, 1999, Value Partners directly held 1,453,646 shares of Preferred Stock. Each share of Preferred Stock can be exchanged, at any time, by the holder thereof, for 1.039 shares of Common Stock. Also as of December 31, 1999, Value Partners directly held 2,819,876 shares of Common Stock. Thus, Value Partners beneficially owned 4,330,214 shares of Common Stock as of December 31, 1999. Value Partners has the sole power to vote and dispose of the 4,330,214 shares of Common Stock beneficially owned by it. Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 4,330,214 shares of Common Stock owned by Value Partners. Similarly, Mr. Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 4,330,214 shares of Common Stock owned by Value Partners.

          Mr. Ewing has the sole power to vote and dispose of the 1,990 shares of Common Stock beneficially owned by him. Mr. Ewing does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of the 1,990 shares of Common Stock owned by him.

EXHIBITS  EXHIBIT 1
--------  ---------

          Joint Filing Agreement dated October 8, 1998 between Value Partners, Ewing & Partners and Mr. Ewing (previously filed as
          Exhibit 1 to the initial Schedule 13G and incorporated herein by reference).

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 14, 2000


                              VALUE PARTNERS, LTD.

                              By:   EWING & PARTNERS,
                                    as General Partner


                                    By:   /S/ TIMOTHY G. EWING
                                          ----------------------------
                                          Timothy G. Ewing,
                                          as Managing Partner


                              EWING & PARTNERS


                              By:   /S/ TIMOTHY G. EWING
                                    -------------------------------
                                    Timothy G. Ewing,
                                    as Managing Partner


                              /S/ TIMOTHY G. EWING
                              ----------------------------------
                              Timothy G. Ewing